As filed with the Securities and Exchange Commission on April 29, 2003

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

American Tower Corporation

(Exact name of registrant as specified in its charter)

Delaware	65-0723837
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven B. Dodge

Chairman of the Board and Chief Executive Officer

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William H. Hess, Esq.	Matthew J. Gardella, Esq.
Executive Vice President and General Counsel	Palmer & Dodge LLP
American Tower Corporation	111 Huntington Avenue
116 Huntington Avenue	Boston, Massachusetts 02199-7613
Boston, Massachusetts 02116	(617) 239-0100
(617) 375-7500

Approximate date of commencement of proposed sale to public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐            .

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐             .

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price per security(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Warrants to purchase Class A common stock	808,000 warrants	N/A	N/A	N/A

Class A common stock, $.01 par value	11,389,012 shares(3)(4)	$6.59	$75,053,589	$6,072

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and Rule 457(g) under the Securities Act based upon the average high and low sales prices of our Class A common stock, as reported on the New York Stock Exchange on April 24, 2003.
(2)	Pursuant to Rule 457(g) under the Securities Act, no separate registration fee is payable with respect to the warrants as they are being registered in the same registration statement as the Class A common stock offered pursuant thereto.
(3)	Includes the resale of shares of our Class A common stock that are issuable upon the exercise of the warrants.
(4)	In accordance with Rule 416 under the Securities Act, we are also registering an indeterminate number of additional shares of Class A common stock which may be issued from time to time as a result of stock splits, stock dividends and similar events, and the adjustment provisions of the warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 29, 2003

PROSPECTUS

This prospectus relates to resales of 808,000 warrants to purchase shares of our Class A common stock and 11,389,012 shares of our Class A common stock issuable upon exercise of the warrants by securityholders identified under the “Selling Securityholders” section of this prospectus. These securityholders may offer and sell all of the warrants and our Class A common stock being registered from time to time. Each warrant entitles the holder to purchase 14.0953 shares of our Class A common stock at an exercise price of $0.01 per share at any time on or after January 29, 2006. Unless exercised, the warrants will automatically expire at 5:00 p.m., New York City time, on August 1, 2008. This prospectus also relates to the issuance and sale of our Class A common stock issued upon the exercise of the warrants by subsequent purchasers of the warrants. In January 2003, we issued the warrants as part of a private placement to institutional investors.

We will not receive any proceeds from the sale of warrants or Class A common stock by the selling securityholders other than payment of the exercise price of the warrants.

Holders of warrants are not entitled to vote. Holders of our Class A common stock are entitled to one vote per share, holders of our Class B common stock are entitled to ten votes per share generally, and holders of our Class C common stock are not entitled to vote except as provided by Delaware law.

The warrants are not listed on any national securities exchange. Our Class A common stock is traded on the New York Stock Exchange under the symbol “AMT.” On April 24, 2003, the closing sale price of our Class A common stock on the New York Stock Exchange was $6.54 per share. You should obtain current market quotations for our Class A common stock.

Investing in the warrants and our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April     , 2003.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov. Copies of some of these documents are also available on our website at http://www.americantower.com. Our website is not part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us, the warrants and our Class A common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of the prospectus and before the sale of all the securities covered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;
•	our Current Reports on Form 8-K dated January 21, 2003 and February 24, 2003 (each excluding any information furnished under Item 9 thereunder); and
•	the description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-14195), filed on June 4, 1998.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at:

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

Attention: Vice President of Finance, Investor Relations

Telephone: (617) 375-7500

Exhibits to the documents incorporated by reference will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

i

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, the warrants and shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of warrants or shares of our Class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements about future events and expectations, or forward-looking statements, in this prospectus and the documents incorporated by reference into this prospectus. We have based those forward-looking statements on our current expectations and projections about future results. When we use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” or “intend,” or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding future prospects of growth in the wireless communications and broadcast infrastructure markets, the level of future expenditures by companies in those markets, and other trends in those markets, our ability to maintain or increase our market share, our future operating results, our future capital expenditure levels, and our plans to fund our future liquidity needs. These forward-looking statements may be found under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as generally, in our annual report for 2002 on Form 10-K, one of the documents incorporated by reference into this prospectus.

You should keep in mind that any forward-looking statement made by us in this prospectus and the documents incorporated by reference into this prospectus speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other factors may cause our actual results to differ materially from those expressed in our forward-looking statements, including those factors set forth in this prospectus under “Risk Factors.” We have no duty to, and we do not intend to, update or revise forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus, except as required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus or elsewhere might not occur.

ii

AMERICAN TOWER CORPORATION

We are a leading wireless and broadcast communications infrastructure company with a portfolio of approximately 15,000 towers, including pending transactions. Our primary business is leasing antenna space on multi-tenant communications towers to wireless service providers and radio and television broadcast companies. We operate the largest portfolio of wireless communications towers in North America and are the largest independent operator of broadcast towers in North America, based on number of towers. Our tower portfolio provides us with a recurring base of leasing revenues from our existing customers and growth potential due to the capacity to add more tenants and equipment to these towers. Our broad network of towers enables us to address the needs of wireless service providers on a national basis. We also offer select tower related services, such as antennae and line installation and site acquisition and zoning services, which are strategic to our core leasing business.

We intend to capitalize on the increasing use of wireless communication services by actively marketing space available for leasing on our existing towers and selectively developing or acquiring new towers that meet our return on investment criteria.

Our core leasing business, which we refer to as our rental and management segment, accounted for approximately 93.9% and 86.6% of our segment operating profit for the years ended December 31, 2002 and December 31, 2001, respectively. In 2003, we expect that our rental and management segment will contribute at least 95% of our segment operating profit. By segment operating profit, we mean segment revenue less direct segment expense. Rental and management segment operating profit includes interest income, TV Azteca, net.

An element of our strategy is to continue to focus our operations on our rental and management segment by divesting non-core assets, using the proceeds to purchase high quality tower assets, and reducing outstanding indebtedness. Between January 1, 2002 and March 31, 2003, we completed approximately $204.6 million of non-core asset sales comprised of certain assets in our network development services and satellite and fiber network access services segments, more than 760 non-core towers, and two office buildings in our rental and management segment.

In December 2002, we committed to a plan to dispose of our wholly owned subsidiary, Verestar, which comprised our entire satellite and fiber network access services segment. Accordingly, Verestar is now accounted for as a discontinued operation. We plan to dispose of these assets by December 31, 2003 and have nominal, if any, commitment to invest additional funds in Verestar during the pendency of such divestiture, with the exception of financial guarantees of up to $12.0 million for certain contractual obligations. In addition, we are seeking to sell approximately $50.0 million of additional non-core assets during the remainder of 2003. We expect that a portion of the proceeds from our consummated and future non-core asset sales will be reinvested in higher quality tower assets.

We believe that this strategy of focusing our operations on our rental and management segment will make our consolidated operating cash flows more stable and provide us with continuing growth because of the following characteristics of our core leasing business:

•	Long-term tenant leases with contractual escalators. In general, a lease with a wireless carrier has a duration of five to ten years and lease payments typically increase 3% to 5% per year.

•	Tower operating expenses are largely fixed. Incremental operating costs associated with adding wireless tenants to a tower are low.

•	Low maintenance capital expenditures. On average, a wireless tower requires minimal annual capital investments to maintain.

•	High lease renewal rates. Wireless carriers tend to renew leases because repositioning a site in a carrier’s network is expensive and often affects several other sites in the wireless network.

Strategy

Our strategy is to capitalize on the increasing use of wireless communication services and the infrastructure requirements necessary to deploy current and future generations of wireless communication technologies. Between December 1995 and December 2002, the number of wireless phone subscribers in the United States increased from 33.8 million to 140.8 million. In addition, the minutes of use of wireless phone services among wireless carriers in the United States increased from 37.8 billion for the full year 1995 to nearly 619.0 billion for the full year 2002. From December 1995 through December 2002, the number of cell sites also increased from 22,700 to 139,300.* We expect that the continued growth of wireless subscribers and minutes of use of wireless personal communications and phone services will require wireless carriers to add a significant number of additional cell sites to maintain the performance of their networks in the areas they currently cover and to extend service to areas where coverage does not yet exist. In addition, we believe that as data wireless services, such as email and internet access, are deployed on a widespread basis, the deployment of these technologies will require wireless carriers to further increase the cell density of their existing networks, may require an overlay of new technology equipment, and may increase the demand for geographic expansion of their network coverage. To meet this demand, we believe wireless carriers will continue to outsource their tower infrastructure needs as a means of improving existing service coverage, implementing new technology, accelerating access to their markets and preserving capital, rather than constructing and operating their own towers and maintaining their own tower service and development capabilities.

We believe that our existing portfolio of towers, our tower related services and network development capabilities, and our management team, position us to benefit from these communication trends and to play an increasing role in addressing the needs of wireless service providers and broadcasters. The key elements of our strategy include:

•	Maximize Use of Our Tower Capacity. We believe that our highest returns will be achieved by leasing additional space on our existing towers. Annual rental and management revenue and segment operating profit growth during 2002 was 26% and 41%, respectively. We anticipate that our revenues and segment operating profit will continue to grow because many of our towers are attractively located for wireless service providers and have capacity available for additional antenna space rental that we can offer to customers at low incremental costs to us. Because the costs of operating a tower are largely fixed, increasing utilization significantly improves operating margins. We will continue to target our sales and marketing activities to increase utilization of, and investment return on, our existing towers.

•	Actively Manage Our Tower Portfolio. We are actively managing our portfolio of towers by selling non-core towers and reinvesting a portion of the proceeds in high quality tower assets. We also plan to pursue exchanges and sales of towers or tower clusters with tower operators and other entities. Our goal is to enhance operating efficiencies either by acquiring towers in regions where we have insufficient coverage or by disposing or exchanging towers in areas where we do not have operating economies of scale. If we are successful in disposing of certain tower assets, we may reinvest a portion of the proceeds received in more profitable tower assets.

•	Employ Selective Criteria for New Tower Construction and Acquisitions. While our first priority is leasing capacity on our existing towers, we continue to construct and acquire new towers when our strict return on investment criteria can be met. These criteria include securing leases from the economic equivalent of two broadband customers in advance of construction, ensuring reasonable estimated construction costs and obtaining the land on which to build the tower, whether by purchase or ground lease, on reasonable terms.

*	Cellular Telecommunications & Internet Association (CTIA), December 2002. Subscriber and use information includes only cellular, personal communications services, and enhanced specialized mobile radio wireless services. The term cell site above refers to the number of antennae and related equipment in commercial operation, not the number of towers on which that equipment is attached.

•	Continue Our Focus on Customer Service. Since speed to market and reliable network performance are critical components to the success of wireless service providers, our ability to assist our customers in meeting their goals will ultimately define our success. To that end, we intend to continue to focus on customer service by, for example, reducing cycle time for key functions, such as lease processing and antennae and line installations.

•	Build On Our Strong Relationships with Major Wireless Carriers. Our understanding of the network needs of our wireless carrier customers and our ability to effectively convey how we can satisfy those needs are key to our efforts to add new antennae leases, cross-sell our services and identify desirable new tower development projects. We are building on our strong relationships with our customers to gain more familiarity with their evolving network plans so we can identify opportunities where our nationwide portfolio of towers, extensive service offerings and experienced construction personnel can be used to satisfy their needs. We believe that we are well positioned to be a preferred partner to major wireless carriers in leasing tower space and new tower development projects because of the location of our towers, our proven operating and construction experience and the national scope of our tower portfolio and services.

•	Participation in Industry Consolidation. We believe there is compelling rationale for consolidation among tower companies. More extensive networks will be better positioned to provide more comprehensive service to customers and to support the infrastructure requirements of future generations of wireless communication technologies. Combining with one or more other tower companies also should result in improvements in cost structure efficiencies, with a corresponding positive impact on operating results. These benefits should, in turn, enhance access to capital and accelerate the de-levering process. Accordingly, we continue to be interested in participating in the consolidation of our industry on terms that are consistent with these perceived benefits and that create long-term value for our stockholders.

Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116, and our telephone number is (617) 375-7500. Our website is located at www.americantower.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference into this prospectus, in evaluating us, our business and any investment in the warrants and our Class A common stock. Any of the following risks could seriously harm our business and financial results and cause the value of the warrants and our Class A common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to Our Business

Our substantial leverage and debt service obligations may adversely affect us.

We have a substantial amount of indebtedness. Our total indebtedness at year end, giving effect to our approximately $420.0 million offering of our discount notes in January 2003 and the subsequent $200.0 million prepayment of term loans outstanding under our credit facilities, was approximately $3.6 billion, excluding any assumed repayment of other indebtedness out of the remaining proceeds from our discount notes offering.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on, or other amounts due in respect of our indebtedness. A significant portion of our outstanding indebtedness bears interest at floating rates. As a result, our interest payment obligations on such indebtedness will increase if interest rates increase. We may also obtain additional long term debt and working capital lines of credit to meet future financing needs. This would have the effect of increasing our total leverage. Our substantial leverage could have significant negative consequences, including:

•	impairing our ability to meet one or more of the financial ratios contained in our debt agreements or to generate cash sufficient to pay interest or principal, including periodic principal amortization payments, which events could result in an acceleration of some or all of our outstanding debt as a result of cross-default provisions;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional debt or equity financing;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Decrease in demand for tower space would materially and adversely affect our operating results and we cannot control that demand.

Many of the factors affecting the demand for wireless communications tower space, and to a lesser extent our services business, could materially affect our operating results. Those factors include:

•	consumer demand for wireless services;

•	the financial condition of wireless service providers;

•	the ability and willingness of wireless service providers to maintain or increase their capital expenditures;

•	the growth rate of wireless communications or of a particular wireless segment;

•	the number of wireless service providers in a particular segment, nationally or locally;

•	governmental licensing of broadcast rights;

•	mergers or consolidations among wireless service providers;

•	increased use of network sharing arrangements or roaming and resale arrangements by wireless service providers;

•	delays or changes in the deployment of 3G or other technologies;

•	zoning, environmental, health and other government regulations; and

•	technological changes.

The demand for broadcast antenna space is dependent, to a significantly lesser extent, on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio, may reduce the need for tower-based broadcast transmission. We could also be affected adversely should the development of digital television be delayed or impaired, or if demand for it were less than anticipated because of delays, disappointing technical performance or cost to the consumer.

Our participation or inability to participate in tower industry consolidation could involve certain risks.

Any merger or acquisition transaction would involve several risks to our business, including demands on managerial personnel that could divert their attention from other aspects of our core leasing business, increased operating risks due to the integration of major national networks into our operational system, and potential antitrust constraints, either in local markets or on a regional basis, that could require selective divestitures at unfavorable prices. Any completed transaction may have an adverse effect on our operating results, particularly in the fiscal quarters immediately following its completion while we integrate the operations of the other business. In addition, once integrated, combined operations may not necessarily achieve the levels of revenues, profitability or productivity anticipated. There also may be limitations on our ability to consummate a merger or acquisition transaction. For example, any transaction would have to comply with the terms of our credit facilities and note indentures, or a consent of lenders under those instruments might be required which might not be obtainable on acceptable terms. In addition, regulatory constraints might impede or prevent business combinations. Our inability to consummate a merger or acquisition for these or other reasons could result in our failure to participate in the expected benefits of industry consolidation and may have an adverse effect on our ability to compete effectively.

Continuation of the current U.S. economic slowdown could materially and adversely affect our business.

The existing slowdown in the U.S. economy has negatively affected the factors described under the prior heading, influencing demand for tower space and tower related services. For example, the slowdown, coupled with the deterioration of the capital markets, has caused certain wireless service providers to delay and, in certain cases, abandon expansion and upgrading of wireless networks, implementation of new systems, or introduction of new technologies. As a result, demand has also decreased for many of our network development services. The economic slowdown has also harmed, and may continue to harm, the financial condition of some wireless service providers. Many wireless service providers operate with substantial leverage and some wireless service providers, including customers of ours, have filed for bankruptcy.

If our wireless service provider customers consolidate or merge with each other to a significant degree, our growth, our revenue and our ability to generate positive cash flows could be adversely affected.

Significant consolidation among our wireless service provider customers may result in reduced capital expenditures in the aggregate because the existing networks of many wireless carriers overlap, as do their expansion plans. Similar consequences might occur if wireless service providers engage in extensive sharing or roaming or resale arrangements as an alternative to leasing our antennae space. In January 2003, the spectrum cap, which previously prohibited wireless carriers from owning more than 45 MHz of spectrum in any given geographical area, was allowed to expire. Some wireless carriers may be encouraged to consolidate with each other as a result of this regulatory change and as a means to strengthen their financial condition. Consolidation among wireless carriers would also increase our risk that the loss of one or more of our major customers could materially decrease revenues and cash flows.

Due to the long-term expectations of revenue from tenant leases, the tower industry is sensitive to the creditworthiness of its tenants.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. During the past two years, several of our customers have filed for bankruptcy, although to date these bankruptcies have not had a material adverse effect on our business or revenues. Many wireless service providers operate with substantial leverage. If one or more of our major lease customers experienced financial difficulties, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated lease revenues.

Restrictive covenants in our credit facilities, senior notes and senior subordinated discount notes could adversely affect our business by limiting flexibility.

The indentures for our senior notes, our senior subordinated discount notes issued in January 2003, and our credit facilities contain restrictive covenants and, in the case of our credit facilities, requirements of complying with certain leverage and other financial tests. Such compliance limits our ability to take various actions, including incurring additional debt, guaranteeing indebtedness and issuing preferred stock, engaging in various types of transactions, including mergers and sales of assets, and paying dividends and making distributions or other restricted payments, including investments. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, new tower development, merger and acquisition or other opportunities.

Our foreign operations could create expropriation, governmental regulation, funds inaccessibility, foreign exchange exposure and management problems.

Our expansion in Mexico and Brazil, and any other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have loaned $119.8 million to a Mexican company, own or have the economic rights to over 1,700 towers in Mexico, including approximately 200 broadcast towers, giving effect to pending transactions, and, subject to certain rejection rights, are contractually committed to construct up to approximately 650 additional towers in that country over the next three years. Giving effect to pending transactions, we also own or have acquired the rights to approximately 275 communications towers in Brazil and are, subject to certain rejection rights, contractually committed to construct up to 350 additional towers in that country over the next three years. The actual number of sites constructed will vary depending on the build out plans of the applicable carrier. In December 2002, we agreed to acquire approximately 540 communications sites from NII Holdings, predominantly in Mexico, for an aggregate purchase price of $100.0 million in cash. We may, should economic and capital market conditions improve, also engage in comparable transactions in other countries in the future. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences, all of which could adversely affect our operations.

New technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues.

The development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, may reduce the need for tower-based broadcast transmission and hence demand for our antenna space. Technologies that enhance spectral capacity, such as beam forming or “smart antennas” can increase the capacity at existing sites and can reduce the number of additional sites a given carrier needs to serve any given subscriber base.

In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse effect on our operations. The growth in delivery of video services by direct broadcast satellites could also adversely affect demand for our antenna space.

Indoor distribution systems relieve some capacity on existing networks and could have an adverse effect on our operations. Capacity enhancing technologies such as lower-rate vocoders and more spectrally efficient airlink standards potentially relieve network capacity problems without adding sites and could adversely effect our operations.

We could have liability under environmental laws.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state and local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials, and wastes, and the siting of our towers. As owner, lessee or operator of approximately 15,000 real estate sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. In addition, we cannot assure you that we are at all times in complete compliance with all environmental requirements. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with those laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to government regulations and changes in current or future laws or regulations could restrict our ability to operate our business as we currently do.

We are subject to federal, state, local and foreign regulation of our business, including regulation by the FAA, FCC, Environmental Protection Agency, Department of Transportation and OSHA. Both the FCC and the FAA regulate towers used for wireless communications and radio and television antennae and the FCC separately regulates transmitting devices operating on towers. Similar regulations exist in Mexico, Brazil and other foreign countries regarding wireless communications and the operation of communications towers. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new tower construction, collocations or site upgrade projects, thereby limiting our ability to respond to customer demand. Existing regulatory policies may adversely affect the timing or cost of new tower construction and locations and additional regulations may be adopted which increase delays or result in additional costs to us or which prevent or restrict new tower construction in certain locations. These factors could adversely affect our operations.

Increasing competition in the tower industry may create pricing pressures that may adversely affect us.

Our industry is highly competitive, and our customers have numerous alternatives for leasing antenna space. Some of our competitors are larger and have greater financial resources than we do, while other competitors are in weak financial condition. Competitive pricing pressures for tenants on towers from these competitors could adversely affect our lease rates and service income. In addition, if we lose customers due to pricing, we may not be able to find new customers, leading to an accompanying adverse effect on our profitability. Increasing competition could also make the acquisition of high quality tower assets more costly.

Our competition includes:

•	national independent tower companies;

•	wireless carriers that own towers and lease antenna space to other carriers;

•	site development companies that purchase antenna space on existing towers for wireless carriers and manage new tower construction; and

•	alternative site structures, such as building rooftops, billboards and utility poles.

We may not be able to maintain the leases for our tower sites.

Our property interests in our tower sites consist primarily of fee and leasehold interests, private easements and easements, licenses or rights-of-way granted by governmental entities. A loss of these interests, including losses arising from the bankruptcy of one or more of our lessors or from the default by one or more of our lessors under their mortgage financing, could interfere with our ability to conduct our business. We also may not be able to renew leases on favorable terms. In addition, we may not always have the ability to access, examine and verify all information regarding titles and other issues prior to completing a purchase or lease of tower sites.

Our costs could increase and our revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated.

Public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could slow the market acceptance of wireless communications services and increase opposition to future siting efforts. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive.

If a connection between radio frequency emissions and possible negative health effects, including cancer, were established, or if the public perception that such a connection exists were to increase, our operations, costs and revenues would be materially and adversely affected. We do not maintain any significant insurance with respect to these matters.

If we are unable to sell our Verestar subsidiary, we may incur additional costs if we have to wind down and liquidate this business.

In December 2002, we committed to a plan to sell Verestar, which previously comprised our satellite and fiber network access services segment, within the next twelve months. If we are unable to sell Verestar prior to December 31, 2003, however, we may be forced to discontinue its operations and liquidate its assets. If this were to occur, we could incur additional costs in connection with the winding down and liquidation of Verestar’s businesses, and our management could be distracted from the operations of our core leasing business during this process.

Risks Related to the Warrants and Our Class A Common Stock

The market for our Class A common stock may be volatile.

The market price of our Class A common stock could be subject to wide fluctuations. These fluctuations could be caused by:

•	quarterly variations in our results of operations;

•	changes in earnings estimates by analysts;

•	conditions in our markets; or

•	general market or economic conditions.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of our Class A common stock and the warrants.

If we issue a significant number of shares of Class A common stock to satisfy certain obligations under our convertible notes, the trading price for our Class A common stock could be adversely affected.

Holders of our three series of convertible notes, totaling $873.6 million outstanding at December 31, 2002, may require us to repurchase all or any of their convertible notes on specified dates in October 2003, with respect to our 2.25% convertible notes, in October 2006 with respect to our 6.25% convertible notes, and February 2007, with respect to our 5.0% convertible notes, at specified prices. Our credit facilities restrict our ability to repurchase convertible notes for cash, except that we now have the right to use up to $217.0 million to prepay or repurchase our 2.25% convertible notes and, to the extent we do not and are not required to do so, to prepay or repurchase prior to June 30, 2004, any of our other convertible notes or our senior notes. We may, subject to certain conditions in the applicable indenture, including the condition that our Class A common stock trade on a national securities exchange or Nasdaq, elect to pay the repurchase price in shares of our Class A common stock. Exercising this election or seeking to reduce our outstanding convertible notes prior to these dates may involve the issuance of a significant number of shares of our Class A common stock, or securities convertible into or exercisable for these shares, which could cause the trading price of our Class A common stock to decline. In addition, we will incur non-cash charges in connection with negotiated conversions in which we issue shares in excess of the number issuable based on the stated conversion prices. These non-cash charges would be reflected in our financial statements as note conversion expense and would be based on the then-fair market value of our Class A common stock and the number of excess shares.

There may be dilution of the value of our Class A common stock when the warrants become exercisable.

The warrants represent the right to purchase approximately 11.4 million shares of our Class A common stock. The shares underlying the warrants represent approximately 5.5% of our total outstanding common stock as of December 31, 2002, assuming all the warrants are exercised. The warrants will become exercisable on or after January 29, 2006 at an exercise price of $0.01 per share. The issuance of these shares may have a dilutive effect on the value of our Class A common stock when the warrants are exercised.

There may be no public market for the warrants being offered, which would significantly impair the liquidity of the warrants.

There has been no public market for any of the warrants and we cannot assure you as to:

•	the liquidity of any such market that may develop;

•	your ability to sell your warrants; or

•	the price at which you would be able to sell your warrants.

The initial purchasers in our January 2003 private placement of the units of which the warrants were a part have advised us that they presently intend to make a market in the warrants. The initial purchasers are not obligated, however, to make a market in these securities, and they may discontinue any such market-making at any time at their sole discretion. Accordingly, we cannot assure you as to the development or liquidity of any market for these warrants.

Your ability to exercise the warrants is limited by the terms of the warrants and may be limited under state and federal securities laws.

You will not be allowed to exercise the warrants before January 29, 2006. You will be able to exercise your warrants only if a registration statement relating to the exercise of the warrants has been declared effective by the SEC and remains effective at that time or the exercise of the warrants is exempt from the registration requirements of the Securities Act and the applicable securities laws of the state in which you reside. Although this prospectus is part of a shelf registration statement relating to the warrants and the shares of our Class A common stock issuable upon exercise of the warrants that has been declared effective, we cannot assure you that we will be able to keep the registration statement continuously effective. Moreover, subject to certain exceptions, we are not obligated to keep the registration statement effective after January 29, 2005.

Since the warrants are executory contracts, they will have no value in a bankruptcy.

In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts that may be subject to rejection by us with approval of the bankruptcy court. As a result, holders of the warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the warrants or the shares of Class A common stock issuable upon exercise of the warrants. We may, however, receive cash consideration in connection with the exercise of the warrants for cash. If all of the warrants are fully exercised for cash, we would receive proceeds, before expenses, of approximately $114,000. When and if we receive these proceeds, we will use them for general corporate purposes.

SELLING SECURITYHOLDERS

Selling securityholders may use this prospectus to offer and sell the warrants and the shares of our Class A common stock issuable upon exercise of the warrants. See “Plan of Distribution.” The table below sets forth information about the beneficial ownership of the warrants and shares of our Class A common stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of warrants and/or shares of our Class A common stock issuable upon exercise of the warrants. We have prepared this table using information furnished to us by or on behalf of the selling securityholders. For purposes of the following table, beneficial ownership is determined in accordance with the rules of the SEC, and includes the right to acquire voting or investment control of our Class A common stock within 60 days. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of Class A common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in the table does not constitute an admission of beneficial ownership by the persons named therein.

Our registration of the warrants and the shares of our Class A common stock issuable upon exercise of the warrants does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their warrants in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional securityholders notify us of their intent to use this prospectus to dispose of the warrants and/or shares of our Class A common stock issuable upon exercise of the warrants, we may supplement this prospectus to include those additional securityholders’ information even if, because we have not been notified of any prior exempt sales, the table below continues to list warrants and/or shares of our Class A common stock issuable upon exercise of the warrants previously proposed to be sold by the additional securityholders’ transferors.

Name	Number of Warrants Beneficially Owned that may be Sold	Number of Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned before Offering(2)(3)		Shares of Class A Common Stock Beneficially Owned after Offering(3)(4)
			Number	Percent	Number	Percent
Citicorp Life Insurance Company	92	1,296	—	—	—	—
Gulf Insurance Company	199	2,804	—	—	—	—
High Yield Bond Trust	400	5,638	—	—	—	—
High Yield Managed Account 1	600	8,457	—	—	—	—
National Benefit Life Insurance Company	67	944	—	—	—	—
Primerica Life Insurance Company	433	6,103	—	—	—	—
TPC Arbitrage	250	3,523	—	—	—	—
Travelers Indemnity Company, The	4,231	59,637	—	—	—	—
Travelers Insurance Company — Life, The	2,755	38,832	—	—	—	—
Travelers Insurance Company Separate Account TLAC, The	134	1,888	—	—	—	—
Travelers Life and Annuity Company, The	239	3,368	—	—	—	—
Travelers Separate Account SAD4, The	2,100	29,600	—	—	—	—
[Other Selling Securityholders to be included in a pre-effective amendment]

footnotes on following page

(1)	Assumes exercise of the full amount of warrants held by the selling securityholder at the rate of 14.0953 shares of our Class A common stock per warrant. The number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted under circumstances described under “Description of Warrants.” Accordingly, the number of shares of our Class A common stock issuable upon exercise of the warrants may increase or decrease from time to time. Under the terms of the warrants, cash will be paid instead of issuing any fractional shares.
(2)	Includes shares of our Class A common stock issuable upon exercise of the warrants beneficially owned by the selling securityholder.
(3)	Percentage of outstanding stock is based upon 185,499,028 shares of our Class A common stock outstanding as of December 31, 2002.
(4)	Assumes that the selling securityholder has sold all the shares of our Class A common stock shown as being issuable upon the assumed exercise of the warrants listed next to its name.

No selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years before the date of this prospectus.

DESCRIPTION OF CAPITAL STOCK

The description below summarizes the more important terms of our capital stock. Because this section is a summary, it does not describe every aspect of our capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended, which we refer to as our charter. A copy of our charter has been filed as an exhibit to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share.

Preferred Stock

Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock. These include:

•	the distinctive designation of each series and the number of shares that will constitute the series,

•	the voting rights, if any, of shares of the series,

•	whether shares of the series will be entitled to receive dividends and, if so, the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

•	the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

•	any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

•	the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities, if the shares are convertible, and

•	whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

Common Stock

Dividends.    Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for the purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. Therefore, in the case of stock dividends, the shares paid as the dividend may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock or debt that may be outstanding from time to time. See “Dividend Restrictions” below.

Voting Rights.    Holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. The foregoing is subject to the requirements of Delaware corporate law, special provisions in our charter governing election of directors, certain Class A common stock class voting rights and the rights of holders of any series of preferred stock that may be outstanding from time to time. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two directors. The holders of the Class A common stock and Class B common stock, voting together as a single class, have the right to elect the other directors. The Class C common stock is nonvoting except as otherwise required by Delaware corporate law.

Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, an adverse change in the powers, preferences or special rights of the shares of that class or series. Our charter requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the charter, including those relating to the provisions of the various classes of common stock, an increase or decrease in the number of authorized shares of Class A common stock, Class B common stock or Class C common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

The provisions of our charter:

•	prohibit the acquisition by Steven B. Dodge, our Chairman and Chief Executive Officer, and his controlled entities of more than 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented at the date of determination by the shares of Class B common stock acquired by Thomas H. Stoner, a former director, and purchasers affiliated with him in the January 1998 private offering and owned by them or certain affiliates,

•	prohibit future issuances of Class B common stock, except upon exercise of certain outstanding options and pursuant to stock dividends or stock splits,

•	limit transfers of Class B common stock to permitted transferees,

•	provide for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities falls below 21.3% of the aggregate voting power of all shares of capital stock, and

•	require the holders of a majority of Class A common stock to approve adverse amendments to the powers, preferences or special rights of the Class A common stock.

Mr. Dodge, together with his affiliates, owned approximately 28.97% of our total voting power as of March 12, 2003, which includes shares of common stock of American Tower Corporation that Mr. Dodge had the right to acquire within sixty days of March 12, 2003 through the exercise of an option, conversion feature or similar right.

Conversion Provisions.    Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of various events specified in our charter in which such conversion is permissible or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (1) to permitted transferees, or (2) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees include certain family members and other holders of Class B common stock.

Liquidation Rights.    Upon our liquidation, dissolution or winding up the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them. However, if shares of stock or securities of any company, including any of our subsidiaries, are distributed in connection with our liquidation, dissolution or winding up, the shares or securities that we distribute to holders of the various classes of our common stock may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock.

Other Provisions.    The holders of common stock have no preemptive, subscription or redemption rights and are not entitled to the benefit of any sinking fund. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock, except if shares of common stock or common stock of any other company are distributed, in which case the shares may differ as to voting rights to the same extent that voting rights then differ among the different classes of common stock.

No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Our charter restricts transfers of shares of our capital stock to the extent necessary to comply with the FCC’s foreign ownership limitations.

Dividend Restrictions

Our borrower subsidiaries are prohibited under the terms of their credit facilities from paying cash dividends or making other distributions on, or making redemptions, purchases or other acquisitions of, their capital stock or other equity interests, including preferred stock, except that, if no default exists or would be created thereby under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions (1) to purchase, prior to June 30, 2004, our convertible notes and 9 3/8% senior notes for an aggregate amount not exceeding $217.0 million, and (2) beginning on April 15, 2004, to the extent that restricted payments, as defined in the credit facilities, do not exceed 50% of excess cash flow, as defined in the credit facilities, for the preceding calendar year. The indenture for our 9 3/8% senior notes due 2009 imposes significant limitations on the payment of dividends by us to our stockholders. The indenture for the discount notes imposes significant restrictions on the payment of dividends by all of our subsidiaries other than Verestar and its subsidiaries.

Delaware Business Combination Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock. These provisions do not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

Listing of Class A Common Stock

Our Class A common stock is traded on the New York Stock Exchange under the symbol “AMT.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is The Bank of New York Stock, Stock Transfer Administration, 101 Barclay Street – 11E, New York, N.Y. 10286.

DESCRIPTION OF WARRANTS

The warrants were issued pursuant to a warrant agreement between us and The Bank of New York, as warrant agent, a copy of which is included as an exhibit to the registration statement of which this prospectus forms a part and is available as set forth above on page i under the caption entitled “Where You Can Find More Information.” The following summary of certain provisions of the warrant agreement does not purport to be complete and is qualified in its entirety by reference to the warrant agreement, including the definitions therein of certain terms used below.

General

Each warrant, when exercised, will entitle the holder thereof to receive 14.0953 fully paid and non-assessable shares of our Class A common stock, which we refer to as the warrant shares, at an exercise price of $0.01 per share, subject to adjustment, which, as adjusted, we refer to as the exercise price. The exercise price and the number of warrant shares are both subject to adjustment in certain cases referred to below. The holders of the warrants would be entitled, in the aggregate, to purchase shares of our Class A common stock representing approximately 5.5% of our total outstanding common stock on December 31, 2002, assuming exercise of all outstanding warrants initially covered by this prospectus. The warrants are exercisable at any time on or after January 29, 2006. Unless exercised, they automatically expire on August 1, 2008.

The warrants may be exercised by surrendering to us the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the holder’s election:

•	by tendering our discount notes, the 12.25% Senior Subordinated Discount Notes due 2008 of our subsidiary American Towers, Inc., having an accreted value to the date of exercise equal to the exercise price,

•	in cash in United States dollars by wire transfer or by certified or official bank check to the order of American Tower Corporation, or

•	on a net basis, so that, without the exchange of any funds, the holder will receive the shares of Class A common stock subject to the warrant, less the number of shares of Class A common stock having a then-market value equal to the exercise price.

Upon surrender of the warrant certificate and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole warrant shares to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to the warrant shares underlying the warrants is then in effect, or the exercise of such warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that warrant shares be issued on exercise of the warrants reside.

No fractional warrant shares will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional warrant shares less a corresponding fraction of the exercise price.

The holders of the warrants will have no right to vote on matters submitted to our stockholders and will have no right to receive dividends. The holders of the warrants will not be entitled to share in our assets in the event of our liquidation, dissolution or the winding up. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts that we may reject with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

In the event of a taxable distribution to holders of our common stock that results in an adjustment to the exercise price or the number of warrant shares or other consideration for which a warrant may be exercised, the holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See “Material U.S. Federal Income Tax Considerations.”

Adjustments

The number of warrant shares purchasable upon exercise of warrants and the exercise price are subject to adjustment in certain events including:

•	the payment by us of dividends and other distributions on our common stock,

•	subdivisions, combinations and reclassifications of our common stock,

•	the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for our common stock or securities convertible into, or exchangeable or exercisable for, our common stock at a price which is less than the fair market value per share, as defined in the indenture, of our common stock,

•	certain distributions to all holders of our common stock of any of our assets or debt securities or any rights or warrants to purchase any such securities, excluding those rights and warrants referred to in the immediately preceding bullet,

•	the issuance of shares of our common stock for consideration per share less than the then fair market value per share of our common stock, excluding securities issued in transactions referred to in the four preceding bullets and the following bullet and subject to certain exceptions,

•	the issuance of securities convertible into or exchangeable for our common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of our common stock at the time of issuance of such convertible or exchangeable security, excluding securities issued in transactions referred to in the first four bullets above, and

•	certain other events that could have the effect of depriving holders of the warrants of the benefit of all or a portion of the purchase rights evidenced by the warrants.

Adjustments to the exercise price will be calculated to the nearest cent. No adjustment will be made for any of the transactions described above if holders of warrants participate in the transaction on a basis and with notice that our Board of Directors determines to be fair and appropriate in light of the basis and notice and on which other holders of our common stock participate in the transaction. In no event will the exercise price be adjusted to fall below the par value per share of our common stock, which currently is $0.01.

For purposes of this description:

•	“disinterested director” means, in connection with any issuance of securities that gives rise to a determination of the fair market value thereof, each member of our Board of Directors who is not an officer, employee, director or other affiliate of the party to whom we are proposing to issue the securities giving rise to such determination.

•	“fair market value” per security at any date of determination shall be:

•	in connection with a sale to a party that is not our affiliate in an arm’s-length transaction, which we refer to as a non-affiliate sale, the price per security at which such security is sold, and

•	in connection with any sale to any of our affiliates,

•	the last price per security at which such security was sold in a non-affiliate sale within the three-month period preceding such date of determination, or

•	if the condition in the preceding bullet is not applicable, the fair market value of such security determined in good faith by (1) a majority of our Board of Directors, including a majority of the disinterested directors, and approved in a board resolution delivered to the warrant agent or (2) a nationally recognized investment banking, appraisal or valuation firm, which is not our affiliate, in each case taking into account, among all other factors deemed relevant by our Board of Directors or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded.

No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least 1.0% in the exercise price, except that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In the case of certain consolidations or mergers involving us, or the sale of all or substantially all of our assets to another corporation:

•	each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior to such event, and

•	the person formed by or surviving any such consolidation or merger, if other than us, or to which such sale is made assumes our obligations under the warrant agreement.

Reservation of Shares

We have authorized and reserved for issuance and will at all times reserve and keep available the number of shares of our Class A common stock that will be issuable upon the exercise of all outstanding warrants. Those shares of our Class A common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the warrant agreement that adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants, excluding warrants held by us or any of our affiliates. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of warrant shares purchasable upon exercise of warrants would be decreased, other than pursuant to adjustments provided in the warrant agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of the warrants and the shares of our Class A common stock issuable upon exercise of the warrants. This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all of which are subject to change. Any such change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect.

This summary applies only to persons who hold the warrants and the shares of our Class A common stock issuable upon the exercise of the warrants as capital assets within the meaning of Section 1221 of the Code, that is, for investment purposes. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules. These would include financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons who hold the notes and warrants through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes and warrants as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

You should consult your own tax advisor regarding the application of U.S. federal income tax laws to your particular situation and the consequences of federal estate and gift tax laws and the laws of any state, local, foreign or other taxing jurisdiction.

As used this summary, the term “U.S. holder” means a beneficial owner of a warrant or the shares of our Class A common stock issuable upon the exercise of the warrants that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of a warrant or the shares of our Class A common stock issuable upon the exercise of the warrants that is not a U.S. holder.

Tax Consequences to U.S. Holders

Tax Treatment of the Warrants

A holder generally will not recognize gain or loss upon exercise of a warrant, except with respect to any cash received in lieu of a fractional share. The holder will have a tax basis in the shares of our Class A common stock received on exercise of the warrant equal to the sum of the holder’s tax basis in the warrant and the exercise price paid in respect of the exercise. The holding period of common stock received upon the exercise of a warrant will begin on the day the warrant is exercised.

If a warrant expires without being exercised, a holder will recognize a capital loss in an amount equal to the holder’s tax basis in the warrant. Upon the sale or exchange of a warrant, a holder will generally recognize a capital gain or loss equal to the difference, if any, between the amount realized on such sale or exchange and the holder’s tax basis in the warrant. Such capital gain or loss will be long-term capital gain or loss if, at the time of such sale or exchange, the warrant has been held for more than one year.

Generally, a holder’s tax basis in a warrant will equal the amount paid by the holder to acquire the warrant. The warrants were originally issued as part of a unit comprised of a warrant and a discount note. If a holder acquired a warrant as part of such a unit, the amount paid for the warrant is the portion of the amount paid for the unit allocable to the warrant, based on the relative fair market values of the warrant and the discount note comprising the unit on the date of acquisition. In the case of a warrant that the holder acquired as part of a unit at original issue, the issue price of each such unit was $519.66, and we treated $65.01 of that issue price as allocable to the warrant, based on our estimate of the relative fair market values of the warrants and discount notes comprising the units on the issue date. Under the investment unit rules of Section 1273(c)(2) of the Code, our allocation is binding on holders who acquired their warrants at original issue, but not on the Internal Revenue Service, unless the holder explicitly discloses a contrary position in a statement attached to the holder’s timely filed United States federal income tax return for the taxable year in which the holder acquired the unit.

Adjustments to the conversion ratio of the warrants, or the failure to make adjustments, may in certain circumstances result in the receipt of taxable constructive dividends by the holder, in which event the holder’s tax basis in the warrants would be increased by an amount equal to the constructive dividend. If the exercise price of the warrants is a nominal amount, which is the case of the warrants, the IRS may treat the warrants as stock.

Information Reporting and Backup Withholding

Dividends with respect to the shares of our Class A common stock issuable upon the exercise of the warrants and proceeds received from a disposition of those shares or the warrants generally will be reported to U.S. holders and to the IRS, other than certain exempt recipients, such as corporations, on Internal Revenue Service Form 1099. A backup withholding tax, currently at the rate of 30% but subject to future adjustment, may apply to such payments if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or if the holder has been notified by the IRS that the holder is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s federal income tax returns. Certain U.S. holders, including generally corporations and tax-exempt entities, are exempt from information reporting and backup withholding.

The amount of any backup withholding from a payment to a U.S. holder is not an additional tax and is allowable as a credit against such U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Exercise of the Warrants and Sale, Exchange or Disposition of the Warrants or Warrant Shares

The U. S. federal income tax consequences of the exercise of a warrant by a non-U.S. holder generally are the same as described above for a U.S. holder.

A non-U.S. holder of a warrant or shares of our Class A common stock issuable upon the exercise of the warrants generally will not be subject to United States federal income tax on any gain realized upon a sale, exchange or other disposition of the warrant or shares unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the holder;

•	the holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the warrant or shares and other conditions are satisfied; or

•	section 897 of the Code applies to the holder.

If a non-U.S. holder of a warrant or our Class A common stock is engaged in a trade or business in the United States and the holder’s investment in the warrant or Class A common stock is effectively connected with such trade or business, the holder will be subject to regular United States federal income tax on any gain realized upon a sale or exchange of the warrant or Class A common stock in the same manner as a U.S. holder. If the non-U.S. holder is a foreign corporation, the holder also may be subject to the branch profits tax. If a holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

We believe that we are currently a United States real property holding corporation and that we are likely to remain one. As a result, section 897 may require any gain realized by a non-U.S. holder upon a sale or exchange of a warrant or our Class A common stock to be treated as effectively connected with the conduct of a trade or business in the United States and taxable in the manner described above. In addition, if we are a United States real property holding corporation, section 1445 of the Code may impose certain United States withholding tax, at a rate of 10%, on the sale or exchange or a warrant or our Class A common stock by a non-U.S. holder. As long as our Class A common stock continues to be regularly traded on the New York Stock Exchange, however, we believe that a non-U.S. holder will not be subject to United States federal income tax under section 897 on any gain realized upon a sale or exchange or a warrant or our Class A common stock, so long as the following conditions are met:

•	in the case of a disposition of a warrant, and if the warrants are regularly traded on an established securities market within the meaning of applicable regulations, which they currently are not, the holder has not directly or indirectly owned more than 5% of the total fair market value of the outstanding warrants at any time during the five-year period preceding the disposition;

•	in the case of a disposition of Class A common stock, the holder has not directly or indirectly owned more than 5% of the total fair market value of the outstanding Class A common stock at any time during the five-year period preceding the disposition; and

•	in the case of a disposition of a warrant, if the warrants are not regularly traded on an established securities market within the meaning of applicable regulations, on the date of acquisition by the holder of any of the warrants or other interests in our company, other than an interest solely as a creditor, that are not regularly traded on an established securities market, the aggregate fair market value of all warrants and other interests in our company that are not regularly traded on an established securities market and are owned directly or indirectly by the holder does not exceed 5% of the aggregate value of our outstanding Class A common stock.

In addition, as long as our Class A common stock continues to be regularly traded on the New York Stock Exchange, a non-U.S. holder generally should not be subject to withholding under section 1445 on the sale or exchange of a warrant or our Class A common stock. We urge you consult with your tax advisor to determine whether you meet these conditions, or whether you otherwise qualify for exemption from section 897 and section 1445.

Dividends on Warrant Shares

Dividends paid to a non-U.S. holder with respect to shares of our Class A common stock and any deemed dividends resulting from adjustments to the conversion ratio of the warrants, or the failure to make adjustments, will be subject to U.S. withholding tax on the gross amount at a rate of 30%, except where an applicable income tax treaty provides for the reduction of the withholding tax or where the dividends are effectively connected with the holder’s conduct of a trade or business in the United States.

In order to claim the benefit of a reduced rate of withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide proper certification of the holder’s eligibility for the reduced rate, usually on an IRS Form W-8BEN. Special certification rules apply to non-U.S. holders that are foreign partnerships or foreign trusts.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States, and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder, will not be subject to U.S. withholding tax provided that applicable certification and disclosure requirements are satisfied. Instead, such effectively connected dividends will be subject to United States federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If the non-U.S. holder is a foreign corporation, effectively connected income may also be subject to the branch profits tax.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to non-U.S. holders and the amount of tax we withhold on these distributions, regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country of residence of the non-U.S. holder pursuant to the provisions of an applicable income tax or exchange of information treaty.

The United States imposes a backup withholding tax, currently at the rate of 30% but subject to future adjustment, on dividends and certain other types of payments to U.S. persons. A non-U.S. holder will not be subject to backup withholding tax on dividends if the holder provides proper certification, usually on an IRS Form W-8BEN, of the holder’s status as a non-U.S. person.

In general, information reporting and backup withholding are not required with respect to the amount of any proceeds from the sale by a non-U.S. holder of a warrant or shares of our Class A common stock if the sale is made outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if the sale is made through a U.S. broker or the United State office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to the non-U.S. holder and also withhold backup withholding taxes unless the holder provides appropriate certification, usually on an IRS Form W-8BEN, to the broker. Information reporting but not backup withholding also applies, unless the appropriate certification is provided, if the sale is made through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, provided that the required information is furnished to the IRS.

Non-U.S. holders should consult with their tax advisor regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedures for obtaining those exemptions, if available.

PLAN OF DISTRIBUTION

Selling securityholders may offer and sell, from time to time, the warrants and the shares of our Class A common stock issuable upon exercise of the warrants covered by this prospectus. We refer to both the warrants and the underlying shares of common stock, individually and together, as the securities. The term selling securityholders includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their securities by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

The shares of our Class A common stock issuable upon exercise of the warrants will be listed, and may be traded, on the New York Stock Exchange under the symbol “AMT.”

In addition, the selling securityholders may sell any securities that qualify for sale pursuant to Rule 144 under the Securities Act rather than pursuant to this prospectus.

To the extent required, we may amend or supplement this prospectus to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of shares of our Class A common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell shares of our Class A common stock short and redeliver the securities to close out their short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of securities offered by this prospectus, which securities the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect the transaction. The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus, as supplemented or amended to reflect the transaction.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be treated as “underwriters” within the meaning of the Securities Act in connection with sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be treated as underwriting discounts and commissions.

In order to comply with the securities laws of certain states, the securities must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and other participating persons. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular security being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We and the selling securityholders have each agreed to indemnify the other against certain liabilities, including certain liabilities arising under the Securities Act, or, in the alternative, that each party will be entitled to contribution in connection with those liabilities.

We are obligated to use our best efforts to keep the registration statement, of which this prospectus forms a part, effective until January 29, 2005, provided that this obligation shall expire before that date if we deliver to the warrant agent a written opinion of our counsel that all holders of the warrants and our Class A common stock may sell the warrants and our Class A common stock without registration under the Securities Act of 1933 and without restriction as to the manner, timing or volume of any such sale.

LEGAL MATTERS

The validity of the warrants offered by this prospectus and of the shares of our Class A common stock that may be issued upon exercise of the warrants and offered by this prospectus will be passed upon for us by our counsel, Palmer & Dodge LLP, Boston, Massachusetts. A partner of Palmer & Dodge LLP holds options to purchase 7,200 shares of our Class A common stock at $18.75 per share.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from American Tower Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”) and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the registrant. The table does not include any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the securities. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the New York Stock Exchange Listing fee.

Filing Fee—Securities and Exchange Commission	$6,072
Listing Fee—New York Stock Exchange	$3,500
Legal fees and expenses	$30,000
Accounting fees and expenses	$30,000
Miscellaneous expenses	$35,000

Total Expenses	$104,572

Item 15.    Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The registrant has included such a provision in Article Sixth of its restated certificate of incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Article XII of the registrant’s By-Laws provides that the registrant shall indemnify each person who is or was an officer or director of the registrant to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

The registrant has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16.    Exhibits.

Exhibit Number	Description

4.1

Restated Certificate of Incorporation, as amended, of the Company as filed with the Secretary of State of the State of Delaware on June 4, 1999 (incorporated by reference to Exhibit 3(i) to the Company’s Quarterly Report on Form 10-Q (File No. 001-14195) filed on August 16, 1999).

4.2	By-laws, as amended as of February 26, 2003, of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

4.3

Warrant Agreement by and among the Company, American Tower Escrow Corporation, and the Guarantors named therein, dated as of January 29, 2003 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

4.4

Warrant Registration Rights Agreement, dated as of January 29, 2003, by and between the Company and the Initial Purchasers named therein with respect to Warrants to purchase shares of Class A common stock of the Company (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

4.5

Form of Warrant to purchase an aggregate of 11,389,012 shares of Class A Common Stock of the Company (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form

    10-K (File No. 001-14195) filed on March 24, 2003).

5	Form of Opinion of Palmer & Dodge LLP.

23.1	Consent of Deloitte & Touche LLP.

23.2	Form of Consent of Palmer & Dodge LLP (included in Exhibit 5).

24	Powers of Attorney (included on the signature page of the initial filing of this registration statement).

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on April 28, 2003.

AMERICAN TOWER CORPORATION

By:	/s/ STEVEN B. DODGE
Steven B. Dodge Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of American Tower Corporation, hereby severally constitute and appoint Steven B. Dodge, Bradley E. Singer, William H. Hess, and Justin D. Benincasa and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, in any and all capacities, to sign any amendments to this registration statement on Form S-3 (including pre- and post-effective amendments and any related registration statements filed pursuant to Rule 462(b)), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEVEN B. DODGE Steven B. Dodge	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 28, 2003

/s/ BRADLEY E. SINGER Bradley E. Singer	Chief Financial Officer and Treasurer (Principal Financial Officer)	April 28, 2003

/s/ JUSTIN D. BENINCASA Justin D. Benincasa	Senior Vice President and Corporate Controller (Principal Accounting Officer)	April 28, 2003

/s/ ALAN L. BOX Alan L. Box	Director	April 28, 2003

/s/ ARNOLD L. CHAVKIN Arnold L. Chavkin	Director	April 28, 2003

/S/ RAYMOND P. DOLAN Raymond P. Dolan	Director	April 28, 2003

/s/ J. MICHAEL GEARON, JR. J. Michael Gearon, Jr.	Director	April 28, 2003

/s/ FRED R. LUMMIS Fred R. Lummis	Director	April 28, 2003

/s/ PAMELA D. A. REEVE Pamela D. A. Reeve	Director	April 28, 2003

/s/ MARY AGNES WILDEROTTER Mary Agnes Wilderotter	Director	April 28, 2003

EXHIBIT INDEX

Exhibit Number	Description

4.1

Restated Certificate of Incorporation, as amended, of the Company as filed with the Secretary of State of the State of Delaware on June 4, 1999 (incorporated by reference to Exhibit 3(i) to the Company’s Quarterly Report on Form 10-Q (File No. 001-14195) filed on August 16, 1999).

4.2	By-laws, as amended as of February 26, 2003, of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

4.3

Warrant Agreement by and among the Company, American Tower Escrow Corporation, and the Guarantors named therein, dated as of January 29, 2003 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

4.4

Warrant Registration Rights Agreement, dated as of January 29, 2003, by and between the Company and the Initial Purchasers named therein with respect to Warrants to purchase shares of Class A common stock of the Company (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

4.5

Form of Warrant to purchase an aggregate of 11,389,012 shares of Class A Common Stock of the Company (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

5	Form of Opinion of Palmer & Dodge LLP.

23.1	Consent of Deloitte & Touche LLP.

23.2	Form of Consent of Palmer & Dodge LLP (included in Exhibit 5).

24	Powers of Attorney (included on the signature page of the initial filing of this registration statement).